As filed with the Securities and Exchange Commission on May 25, 2004

Registration No. 333-32805

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment
No. 1
to

Form S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Waste Management, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	4953 (Primary Standard Industrial Classification Code Number)	73-1309529 (I.R.S. Employer Identification No.)

1001 Fannin Street
Suite 4000
Houston, Texas 77002
(713) 512-6200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rick L Wittenbraker
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, Texas 77002
(713) 512-6200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [   ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the SEC, acting pursuant to such Section 8(a), may determine.

Subject to Completion, May 25, 2004

PROSPECTUS

Waste Management, Inc.

20,000,000 Shares of Common Stock

     This prospectus relates to up to 20,000,000 shares of our common stock, par value $0.01 per share, that we may offer and issue from time to time in connection with acquisitions by us or our subsidiaries of the assets or securities of other businesses. We also may issue the shares upon the exercise of options, warrants, convertible securities or other similar securities assumed or issued by us from time to time in connection with such acquisitions.

     We anticipate that the terms of acquisitions in connection with which the shares are issued will be determined through direct negotiations with the owners or controlling persons of the businesses being acquired. We also anticipate that the shares issued in connection with such acquisitions will be valued, for purposes of determining the numbers of the shares to be issued, at prices related to the market price of our common stock as of one or more times during the period between the time the terms of an acquisition are agreed upon and the time the shares are issued. We will not pay any discounts or commissions in connection with our issuance of the shares, although we may pay finders’ fees from time to time in connection with certain acquisitions. Any person receiving finders’ fees may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended.

     Our common stock is traded on the New York Stock Exchange under the symbol “WMI.” On May 24, 2004, the last reported sale price of our common stock on the NYSE was $28.12 per share.

     See “Risk Factors” on page 3 for a discussion of certain factors that you should consider before purchasing shares of our common stock.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2004.

     This prospectus incorporates documents by reference that are not presented herein or delivered herewith. These documents (excluding exhibits to such documents, unless such exhibits are specifically incorporated by reference therein) are available upon request without charge from the Secretary of Waste Management, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002 (telephone number (713) 512-6200). In order to ensure timely delivery of the documents, any request should be made five days prior to the date on which a final investment decision is to be made.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement we filed on Form S-4 that allows us to issue up to 20,000,000 shares of our common stock from time to time in connection with asset acquisitions, stock acquisitions, mergers or consolidations. This prospectus may also be used by people who receive our stock in connection with those transactions to resell the shares of common stock we issue to them. We expect to determine the terms of any acquisitions by direct negotiations with the persons from whom the assets, businesses or securities are acquired. The common stock we issue in each transaction will be valued at prices reasonably related to market prices, either when an agreement for the acquisition is entered into, or when we deliver the securities.

     You should read both this prospectus and the additional information described under the heading “Where You Can Find More Information.”

     In this prospectus, the terms “us,” “we,” “our,” “Waste Management,” “the Company” and similar terms refer to Waste Management, Inc. and include all of our subsidiaries unless the context requires otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In the normal course of our business, we may from time to time issue or make certain statements, either in writing or orally designed to help keep our stockholders and the public informed about our operations. These statements may be or contain forward-looking statements, as that term is defined in the U.S. federal securities laws. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, projected or anticipated benefits from acquisitions made by or to be made by us, or projections involving anticipated revenues, earnings, or other aspects of operating results. The words “may,” “expect,” “believe,” “anticipate,” “project,” “estimate,” their opposites and similar expressions are intended to identify forward-looking statements.

     We caution readers that forward-looking statements are not guarantees of future performance or events and are subject to a number of factors that may influence the accuracy of the statements and the projections upon which the statements are based, including but not limited to those discussed in this prospectus in the section entitled “Risk Factors,” below. All phases of our operations are subject to a number of uncertainties, risks, and other influences, many of which are outside our control, any one of or a combination of which, could materially affect our consolidated financial statements and operations and whether forward-looking statements made by us ultimately prove to be accurate.

RISK FACTORS

     As a Waste Management stockholder, you will be subject to risks inherent in our business. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained or incorporated by reference in this prospectus before deciding to invest in shares of our common stock.

     The risks described below are not the only ones facing us. There may be additional risks not presently known to us or that we currently deem immaterial which may also impair our business operations.

We could be liable for environmental damages resulting from our operations

     We could be liable if our operations cause environmental damage to our properties or to the property of other landowners, particularly as a result of the contamination of drinking water sources or soil. Under current law, we could even be held liable for damage caused by conditions that existed before we acquired the assets or operations involved. Also, we could be liable if we arrange for the transportation, disposal or treatment of hazardous substances that cause environmental contamination, or if a predecessor owner made such arrangements and under applicable law we are treated as a successor to the prior owner. Any substantial liability for environmental damage could have a material adverse effect on our financial condition, results of operations and cash flows. In the ordinary course of our business, we have in the past, and may in the future, become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings in which:

•	agencies of federal, state, local or foreign governments seek to impose liability on us under applicable statutes, sometimes involving civil or criminal penalties for violations, or to revoke or deny renewal of a permit we need; and

•	local communities and citizen groups, adjacent landowners or governmental agencies oppose the issuance of a permit or approval we need, allege violations of the permits under which we operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage.

The adverse outcome of one or more of these proceedings could result in, among other things, material increases in our liabilities.

     From time to time, we have received citations or notices from governmental authorities that our operations are not in compliance with our permits or certain environmental or land use laws and regulations. In the future we may receive additional citations or notices. We generally seek to work with the authorities to resolve the issues raised by these citations or notices. If we are not successful in these resolutions, we may incur fines, penalties or other sanctions that could result in material unanticipated costs or liabilities.

     The amount of insurance required to be maintained for environmental liability is governed by statutory requirements. We believe that the cost for such insurance is high relative to the coverage it would provide, and therefore, our coverages are generally maintained at the minimum statutorily required levels. We face the risk of incurring liabilities for environmental damage if our insurance coverage is ultimately inadequate to cover those damages.

     In addition, to fulfill our financial assurance obligations with respect to environmental closure and post-closure liabilities, we generally obtain letters of credit or surety bonds, or rely on insurance, including captive insurance. We currently have in place all necessary financial assurance instruments but are aware of recent decreases in the availability and increases in the cost of financial assurance. We do not anticipate any unmanageable difficulty in obtaining financial assurance instruments in the future. However, in the event we are unable to obtain sufficient surety bonding, letters of credit or third-party insurance coverage at reasonable cost, or one or more states cease to view captive insurance as adequate coverage, we would need to rely on other forms of financial assurance. These types of financial assurance could be more expensive to obtain, which could negatively impact our liquidity and capital resources and our ability to meet our obligations as they become due.

Governmental regulations or levies may restrict our operations or increase our costs of operations

     Stringent government regulations at the federal, state, provincial, and local level in the United States and Canada have a substantial impact on our business. A large number of complex laws, rules, orders and interpretations govern environmental protection, health, safety, land use, zoning, transportation and related matters. Among other things, they may restrict our operations and adversely affect our financial condition, results of operations and cash flows by imposing conditions such as:

•	limitations on siting and constructing new waste disposal, transfer or processing facilities or expanding existing facilities;

•	limitations, regulations or levies on collection and disposal prices, rates and volumes;

•	limitations or bans on disposal or transportation of out-of-state waste or certain categories of waste; or

•	mandates regarding the disposal of solid waste.

     Regulations also affect the siting, design and closure of landfills and could require us to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes in these regulations may require us to modify, supplement or replace equipment or facilities. The costs of complying with these regulations could be substantial.

     In order to develop, expand or operate a landfill or other waste management facility, we must have various facility permits and other governmental approvals, including those relating to zoning, environmental protection and land use. The permits and approvals are often difficult, time consuming and costly to obtain and could contain conditions that limit operations.

The possibility of disposal site developments, expansion projects or pending acquisitions not being completed or certain other events could result in a material charge against our earnings

     In accordance with generally accepted accounting principles, we capitalize certain expenditures and advances relating to disposal site development, expansion projects and acquisitions. We expense indirect acquisition costs as incurred, such as executive salaries, general corporate overhead, public affairs and other corporate services. Our policy is to charge against earnings any unamortized capitalized expenditures and advances relating to any facility or operation that is permanently shut down or determined to be impaired, any pending acquisition that is not consummated and any disposal site development or expansion project that is not completed or determined to be impaired. The charge against earnings is reduced by any portion of the capitalized expenditures and advances that we estimate will be recoverable, through sale or otherwise. In future periods, we may be required to incur charges against earnings in accordance with this policy, or due to other events that cause impairments. Depending on the magnitude, any such charges could have a material adverse effect on our results of operations and possibly our ability to meet the financial covenants in our credit arrangements, which could negatively affect our liquidity.

The development and acceptance of alternatives to landfill disposal and waste-to-energy facilities could reduce our ability to operate at full capacity

     Our customers are increasingly using alternatives to landfill disposal, such as recycling and composting. In addition, some state and local governments mandate recycling and waste reduction at the source and prohibit the disposal of certain types of wastes, such as yard wastes, at landfills or waste-to-energy facilities. Although such mandates are a useful tool to protect our environment, these developments reduce the volume of waste going to landfills and waste-to-energy facilities in certain areas, which may affect our ability to operate our landfills and waste-to-energy facilities at full capacity, as well as the prices that we can charge for landfill disposal and waste-to-energy services.

Our business is seasonal in nature and our revenues and results vary from quarter-to-quarter

     Our operating revenues are usually lower in the winter months, primarily because the volume of waste relating to construction and demolition activities usually increases in the spring and summer months, and the volume of industrial and residential waste in certain regions where we operate usually decreases during the winter months. Our first and fourth quarter results of operations typically are adversely affected by these seasonal changes. In addition, particularly harsh weather conditions may result in the temporary suspension of certain of our operations.

Fluctuations in commodity prices affect our operating revenues

     Our recycling operations process for sale certain recyclable materials, including fibers, aluminum and glass, all of which are subject to significant price fluctuations. The majority of the recyclables that we process for sale are fibers, including old corrugated cardboard (“OCC”), and old newsprint (“ONP”). We enter into commodity price derivatives in an effort to mitigate some of the variability in cash flows from the sales of fibers at floating prices. As of December 31, 2003, the past three years’ year-over-year changes in the quarterly average market prices for OCC ranged from a decrease of as much as 66% to an increase of as much as 131%. The same comparisons for ONP have ranged from a decrease of as much as 48% to an increase of as much as 64%. These fluctuations can affect future operating income and cash flows.

     Additionally, there may be significant price fluctuations in the price of methane gas, electricity and other energy related products that are marketed and sold by our landfill gas recovery, waste-to-energy and independent power production plant operations. Our landfill gas recovery and waste-to-energy operations generally enter into long-term sales agreements. Therefore, market fluctuations do not have a significant effect on these operations in the short-term. However, revenues from our independent power production plants can be effected by price fluctuations. As of December 31, 2003, the previous two years’ year-over-year changes in the average quarterly electricity prices ranged from increases of as much as 7% to decreases of as much as 39%.

We face uncertainties relating to pending litigation and investigations

     We and some of our subsidiaries are also currently involved in civil litigation and governmental proceedings relating to the conduct of our business. The timing of the final resolutions to these matters is uncertain. Additionally, the possible outcomes or resolutions to these matters could include judgments against us or settlements, either of which could require substantial payments by us, adversely affecting our liquidity.

Intense competition could reduce our profitability

     We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. In North America, the industry consists of large national waste management companies, and local and regional companies of varying sizes and financial resources. We compete with these companies as well as with counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial competitive advantages because tax revenues and tax-exempt financing are available to them. Also, such governmental units may attempt to impose flow control or other restrictions that would give them a competitive advantage. In addition, competitors may reduce their prices to expand sales volume or to win competitively bid contracts.

Efforts by labor unions to organize our employees could divert management’s attention and increase our operating expenses

     Labor unions constantly make attempts to organize our employees, and these efforts will likely continue in the future. Certain groups of our employees have chosen to be represented by unions, and we have negotiated collective bargaining agreements with some of the groups. Additional groups of employees may seek union representation in the future, and the negotiation of collective bargaining agreements could divert management attention and result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through “cooling off” periods, which are often followed by union-initiated work stoppages, including strikes. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

Fluctuations in fuel costs could affect our operating expenses

     The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Fuel is needed to run our collection and transfer trucks, and any price escalations or reductions in the supply could increase our operating expenses and have a negative impact on our consolidated financial condition, results of operations and cash flows. We have implemented a fuel surcharge to partially offset increased fuel costs. However, we are not always able to pass through all of the increased fuel costs due to the terms of certain customers’ contracts.

We face risks relating to general economic conditions

     We face risks related to general economic and market conditions, including the potential impact of the status of the economy and interest rate fluctuations on our business. We also face risks related to other adverse external economic conditions, such as the ability of our insurers to timely meet their commitments and the effect that significant claims or litigation against insurance companies may have on such ability. Any negative general economic conditions could materially adversely affect our financial condition, results of operations and cash flows.

We may need additional capital

     We currently expect to meet our anticipated cash needs for capital expenditures, acquisitions and other cash expenditures with our cash flows from operations and, to the extent necessary, additional financings. However, our Board of Directors approved a stock repurchase program pursuant to which we may, at management’s discretion, repurchase up to $1 billion of our common stock in 2004. Our Board of Directors also initiated a quarterly dividend, which resulted in the declaration of an $0.1875 per share dividend in each of the first two quarters of 2004. If our cash flows from operations are less than is currently expected, or our capital expenditures or acquisitions increase, we may elect to incur more indebtedness or decrease share repurchase activity. However, there can be no assurances that we will be able to obtain additional financings on acceptable terms. In these circumstances, we would likely use our revolving credit facilities to meet our cash needs.

     Our credit facilities require us to comply with certain financial ratios. If our cash flows are less than expected, our capital requirements are more than expected or we incur additional indebtedness, we may not be in compliance with the ratios. This would result in a default under our credit facilities. If we were unable to obtain waivers or amendments to the credit facilities, the lenders could choose to declare all outstanding borrowings immediately due and payable, which we may not be able to pay in full. Default under our credit agreements or unavailability of this capital source could have a material adverse effect on our ability to meet our borrowing and bonding needs.

We may experience possible errors or problems upon implementation of new information technology systems

     Upon implementation of new information technology systems, we may experience problems that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved.

We may experience adverse impacts on our results of operations as a result of adopting new accounting standards or interpretations

     Our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our operating results or cause unanticipated fluctuations in our operating results in future periods.

Potential Effect of Certain Anti-Takeover Provisions

     Certain provisions of our Restated Certificate of Incorporation and Bylaws may make it more difficult for a third party to acquire us in a transaction that is not approved by our Board of Directors. For example, our Board of Directors has the power to issue up to 10,000,000 shares of our preferred stock in one or more series, and to fix the rights and preferences of any series, without further authorization by the holders of our common stock. This provision is designed to permit us to develop our businesses and foster our long-term growth without the disruption caused by the threat of a takeover that our Board of Directors does not think is in the best interests of our stockholders. Also, this provision may discourage a third party from making a tender offer or otherwise attempting to gain control of us even though the attempt might be beneficial economically to our stockholders.

OUR COMPANY

     We are the leading provider of integrated waste services in North America. Through our subsidiaries we provide collection, transfer, recycling and resource recovery, and disposal services. We are also a leading developer, operator and owner of waste-to-energy facilities in the United States. Our customers include commercial, industrial, municipal and residential customers, other waste management companies, electric utilities and governmental entities. During 2003, none of our customers accounted for more than 1% of our operating revenue. We employed approximately 51,700 people as of December 31, 2003.

     Our parent company was incorporated in Oklahoma in 1987 under the name “USA Waste Services, Inc.” and was reincorporated as a Delaware company in 1995. In a 1998 merger, Waste Management, Inc. became a 100% owned subsidiary and changed its name to Waste Management Holdings, Inc. At the same time, our parent company changed its name to Waste Management, Inc. Our principal executive offices are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002. Our telephone number at that address is (713) 512-6200. Our website address is http://www.wm.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are all available, free of charge, on our website as soon as practicable after we file the reports with the SEC. Our stock is traded on the New York Stock Exchange under the symbol “WMI.”

     Our revenues were approximately $11.3 billion, $11.1 billion and $11.6 billion for the years ended December 31, 2001, 2002 and 2003, respectively. Our net income for those years was $503 million, $822 million and $630 million, respectively. Our revenues and net income for the three months ended March 31, 2004 were $2.9 billion and $152 million, respectively.

     Our goals are operational excellence and financial strength, which we seek by concentrating on (i) providing excellent customer service, (ii) lowering costs, (iii) increasing cash flow and (iv) maintaining our credit ratings at investment grade. We focus and continue to make progress on the following key initiatives:

•	Asset Utilization – Implementing and updating integrated local business strategies for our operations, including collection, transfer and disposal (including waste-to-energy plants), to achieve benefits of integrated operations and to improve our overall utilization of our asset base;

•	Service Excellence – Designing and implementing new ways to better meet our customers’ requirements;

•	Economies of Scale and Cost Efficiencies – Continuing to implement a procurement and sourcing process that leverages our size and total purchasing ability to realize savings through consolidation and reduction of the number of suppliers;

•	Price/Revenue Management – Improving our pricing analysis capabilities, and developing and implementing new revenue management systems;

•	Sales Force Effectiveness – Providing tools, leadership and incentives throughout our organization designed to enable and encourage our sales force to improve its effectiveness and increase revenue; and

•	Shareholder Value – Enhancing shareholder value through share repurchases, increased cash dividends, emphasizing earnings and cash flow growth, and maintaining a strong, liquid and flexible financial condition. We strive to maintain close relationships with shareholders, banks, bondholders, credit rating agencies, surety companies and regulators to ensure adequate access to a variety of capital markets and funding sources.

USE OF PROCEEDS

     We generally will not receive any proceeds from offering and issuing the shares covered by this prospectus, other than the businesses or properties we acquire. However, in situations where we issue warrants or options to purchase common stock in connection with an acquisition, and such warrants or options are later exercised by the holder of the warrant or option, we will use the proceeds we receive for general corporate purposes.

SELLING STOCKHOLDERS

     We may allow individuals or entities who have received or will receive the shares covered hereby to use this prospectus to cover the resale of such shares. The selling stockholders may act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby: (i) on the New York Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders and any underwriter, dealer or agent who participate in the distribution of the shares may be deemed to be “underwriters” under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We may agree to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

     Any broker-dealer participating in such transactions as an agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees may be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as a principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase the shares as a principal.

DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 1,500,000,000 shares of common stock, of which 580,172,954 shares were outstanding at May 21, 2004. We are also authorized to issue 10,000,000 shares of preferred stock, none of which were outstanding on that date.

Common Stock

     Dividends. Holders of common stock are entitled to receive dividends when declared by our Board of Directors. In certain cases, common stockholders may not receive dividends until we satisfy our obligations to any preferred stockholders.

     Voting Rights. Each share of common stock is entitled to one vote in the election of directors and in each other matter we may ask stockholders to vote on. Common stockholders do not have cumulative voting rights. Accordingly, the holders of a majority of shares voting for the election of directors can elect all of the directors standing for election.

     Fully Paid Status. All outstanding shares of our common stock are validly issued, fully paid and non-assessable. The shares offered hereby will also be, upon issuance and sale, validly issued, fully paid and non-assessable.

     Liquidation or Dissolution. If we liquidate, dissolve or wind up our business, whether or not voluntarily, common stockholders will share ratably in the assets remaining after we pay our creditors and any preferred stockholders.

     Listing. Our common stock is listed on the New York Stock Exchange under the trading symbol “WMI.”

     Transfer Agent and Registrar. The transfer agent and registrar for the common stock is Mellon Investor Services.

Preferred Stock

     The Board of Directors is authorized, without obtaining stockholder approval, to issue one or more series of preferred stock. The Board’s authority includes determining the number of shares of each series and the rights, preferences and limitations of each series, including voting rights, dividend rights, conversion rights, redemption rights and any liquidation preferences. In this regard, the Board may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, and dividend or liquidation preferences that would restrict common stock dividends or adversely affect the assets available for distribution to holders of shares of common stock in the event of a dissolution of the company.

Authorized But Unissued Shares

     Authorized but unissued shares of common stock or preferred stock can be reserved for issuance by the Board of Directors from time to time, without stockholder action, for stock dividends or stock splits, to raise equity capital and to structure future corporate transactions, including acquisitions, as well as for other proper corporate purposes. Stockholders have no preemptive rights.

Delaware Law and Certain Provisions of the Restated Certificate of Incorporation

     We are a Delaware corporation and are governed by the Delaware General Corporation Law, in addition to our Certificate of Incorporation, as amended and restated and Bylaws, as amended, certain provisions of which are summarized below. You should read the actual provisions of these documents.

Section 203 of the Delaware General Corporation Law

     Section 203 of the Delaware law provides that an “Interested Stockholder,” which is generally defined to mean any beneficial owner of 15% to 85% of the corporation’s voting stock, may not engage in any “business combination” with the corporation for a period of three years after the date on which the person became an Interested Stockholder, unless:

•	prior to such date, the corporation’s board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder; or

•	subsequent to such date, the business combination is approved by the corporation’s board of directors and authorized at a stockholders’ meeting by a vote of at least two-thirds of the corporation’s outstanding voting stock not owned by the Interested Stockholder.

     Section 203 defines the term “business combination” to include mergers, asset sales and other transactions resulting in a financial benefit to the Interested Stockholder.

     The provisions of Section 203, combined with the Board of Directors’ authority to issue preferred stock without further stockholder action, could delay or frustrate a change in control or discourage, impede or prevent a merger, tender offer or proxy contest involving Waste Management, even if such an event would be favorable to the interests of our stockholders. Our stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by Section 203. Such an election would be effective 12 months after its adoption.

Limitation of Liability and Indemnification of Officers and Directors

     Our Certificate of Incorporation provides that our directors are not liable for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

     In addition, our Bylaws provide for indemnification of each officer and director to the fullest extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law grants us the power to indemnify each officer and director against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the company if the individual (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and (2) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.

     We have also purchased directors’ and officers’ liability insurance. Section 145 of the Delaware General Corporation Law allows us to purchase such insurance whether or not we would have the power to indemnify an officer or director under the provisions of Section 145.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

     John S. Tsai, our Vice President and Assistant General Counsel – Corporate and Securities will issue an opinion about the legality of the shares offered by this prospectus.

EXPERTS

     The consolidated financial statements and schedule of Waste Management, Inc. appearing in Waste Management, Inc.’s Annual Report on Form 10-K as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     The audited consolidated financial statements of Waste Management, Inc. for the year ended December 31, 2001 appearing in Waste Management, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. The consent of Arthur Andersen LLP to the inclusion of their report in this prospectus is omitted pursuant to Rule 437a of the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE TO FIND MORE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, and in accordance therewith we file reports, proxy and information statements and other information with the SEC. You can inspect and copy these reports, proxy and information statements and other information at:

•	the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington DC 20549, and

•	the regional offices of the SEC located at:

•	500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and

•	233 Broadway, New York, New York 10279.

     You also can obtain copies of these materials from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. You may obtain information regarding the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. You can obtain electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System at the SEC’s web site, http://www.sec.gov.

     In addition, you can inspect material filed by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which shares of our common stock are listed.

     We are incorporating by reference in this prospectus some information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. Specifically, we incorporate by reference the documents set forth below that we have previously filed with the SEC:

SEC Filings (File No. 1-12154)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarter ended March 31, 2004
Current Reports on Form 8-K	Dated March 3, 2004; March 5, 2004; March 9, 2004; March 19, 2004; April 12, 2004 and April 26, 2004

     We also incorporate the description of our common stock contained in the registration statement on Form 8-A filed on July 1, 1993, including any amendments or reports that have been filed to update the description.

     The documents we have filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering made by this prospectus are also incorporated by reference into this prospectus.

     This prospectus, which is a part of a registration statement, does not contain all of the information found in the registration statement. You should refer to the registration statement, including its exhibits and schedules, for further information.

     You may request a copy of this information, the registration statement, and the SEC filings at no cost, by writing or telephoning us at the following address: Waste Management, Inc. 1001 Fannin Street, Suite 4000 Houston, Texas 77002; (713) 512-6200; Attn: Corporate Secretary

20,000,000 Shares

Waste Management, Inc.

Common Stock

Prospectus

_______     , 2004

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 20. Indemnification of Directors and Officers.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the directors’ duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company’s Certificate of Incorporation provides that the Company’s directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145 of the Delaware General Corporation Law grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Bylaws of the Company provide for indemnification of each officer and director of the Company to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company has purchased and maintains a directors’ and officers’ liability policy for such purposes.

ITEM 21. Exhibits and Financial Statement Schedules.

3.1	— Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2002).

3.2	— Bylaws (Incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarter ended June 30, 2002).

5.1	— Opinion of John S. Tsai.

23.1	— Consent of John S. Tsai (contained in Exhibit 5.1).

23.2	— Consent of Ernst & Young LLP.

23.3	— Statement Concerning Consent of Arthur Andersen LLP.

24	— Power of Attorney (included on Signature Page).

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim or indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registrations statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (f) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (g) The undersigned registrant undertakes that every prospectus that (i) is filed pursuant to the immediately preceding paragraph, or (ii) purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 25th day of May, 2004.

WASTE MANAGEMENT, INC.

By:	/s/ David P. Steiner

Name:	David P. Steiner
Title:	Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David P. Steiner and Rick L Wittenbraker, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act and any and all amendments (including, without limitation, post-effective amendments and any amendment or amendments or additional registration statements filed pursuant to Rule 462 under the Securities Act increasing the amount of securities for which registration is being sought) to this registration statement, and to file the same, with all exhibits thereto, and all other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David P, Steiner David P. Steiner	Chief Executive Officer and Director (Principal Executive Officer)	May 25, 2004
/s/ Robert G. Simpson Robert G. Simpson	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 25, 2004

Signature	Title	Date
/s/ Greg A. Robertson Greg A. Robertson	Vice President and Chief Accounting Officer (Principal Accounting Officer)	May 25, 2004
/s/ A. Maurice Myers A. Maurice Myers	Chairman of the Board and Director	May 25, 2004
Pastora San Juan Cafferty	Director	May 25, 2004
/s/ Frank M. Clark, Jr. Frank M. Clark, Jr.	Director	May 25, 2004
Robert S. Miller	Director	May 25, 2004
/s/ John C. Pope John C. Pope	Director	May 25, 2004
/s/ W. Robert Reum W. Robert Reum	Director	May 25, 2004
/s/ Steven G. Rothmeier Steven G. Rothmeier	Director	May 25, 2004
/s/ Carl W. Vogt Carl W. Vogt	Director	May 25, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	— Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2002).

3.2	— Bylaws (Incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarter ended June 30, 2002).

5.1	— Opinion of John S. Tsai.

23.1	— Consent of John S. Tsai (contained in Exhibit 5.1).

23.2	— Consent of Ernst & Young LLP.

23.3	— Statement Concerning Consent of Arthur Andersen LLP.

24	— Power of Attorney (included on Signature Page).